Exhibit 99.1

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 2nd /2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 23 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Approval of the Financial Statements of Fiscal Year 2008: The Board of Directors in conjunction with the Fiscal Council, resolved to approve the Management Report, the financial statements and the proposal for allocation of the results, submitting these documents to the General Shareholders’ Meeting. 2) Branch Changes: The Board decided to approve the following changes to the Company’s branches: 7.1) RE-RATIFICATION OF BRANCHES WITH INCLUSION OF THE NIREs: The Board decided to authorize the re-ratification of the writing down of the following branches including the Nires (Company Registration Number), which were closed pursuant to the minutes of the 46th/2008 and the 47th/2008 extraordinary meetings of the Board of Directors held on November 28 2008 and December 4 2008, duly registered with the State of São Paulo Board of Trade on December 5 2008 under number 397.374/08-2 and on December 12 2008 under number 401.093/08-6, respectively:

Nire	Address	Activity
42900835863	RUA ANTONIO JOVITA DUARTE, Nº 4.138, BAIRRO FORQUILHAS, CEP 88.107-100 - SÃO JOSÉ — SC	Commerce in Wholesale Meats, Meat Products and Other Food Product

42900835871	RUA ANTONIO JOVITA DUARTE, Nº 4.138, ALA A, BAIRRO FORQUILHAS, CEP 88.107-100 - SÃO JOSÉ — SC	Management and Administration of Local Administrative Units

7.2) REACTIVATION OF BRANCHES: The Board of Directors resolved to authorize the reactivation of the following branches, which were erroneously written down pursuant to the minutes of the 47th/2008 extraordinary meeting of the Company’s Board of Directors held on December 4 2008, duly registered with the State of São Paulo Board of Trade on December 12 2008 under the number 401.093/08-6:

Nire	Address	Activity
42900835731	ESTRADA RIO DAS PEDRAS, S/N, BAIRRO RIO DAS PEDRAS, CEP 89.560-000 — VIDEIRA — SC	Cultivation of Eucalyptus and Pine Trees

42900835740	RODOVIA FRAIBURGO-MONTE CARLO, S/N, KM 10, BAIRRO LIBERATA, CEP 89.580-000 - FRAIBURGO — SC	Cultivation of Eucalyptus and Pine Trees

7.3) CHANGE IN BRANCH ACTIVITY: The Board of Directors decided to authorize the change of activity of the following branches: 7.3.1) Enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0126-48, NIRE 42900835278, located at RODOVIA SC 283, KM 10, S/N - ALA 2, BAIRRO CENTRO, CEP 89.700-000 - CONCÓRDIA — SC from “MILK PREPARATION”, to “MANUFACTURE OF DAIRY PRODUCTS”; 7.3.2) Enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0241-40, NIRE 43901360088, located at AVENIDA PRESIDENTE VARGAS, 1040, BAIRRO CENTRO, CEP 99.150-000 - MARAU — RS, from “BREEDING OF OTHER POULTRY EXCEPT FOR SLAUGHTER”, to “10.12-1-03 — Slaughter house — slaughtering of hogs; 10.13-9-01 - Manufacture of meat products; 10.13-9-02 — Preparation of byproducts from slaughtering.”; 7.3.3) Enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0230-97, NIRE 43901360070, located at RUA REINALDO NOSCHANG, 290, SALA 01, BAIRRO CENTRO, CEP 95.870-000, BOM RETIRO DO SUL/RS, from “MANUFACTURE OF MEAT PRODUCTS”, to “10.12-1-03 - Slaughter house — slaughtering of hogs; 10.13-9-01 - Manufacture of meat products; 10.13-9-02 - Preparation of byproducts from slaughtering.”; 7.3.4) Enrolled in the corporate taxpayers’ register (CNPJ) under the number 01.838.723/0257-07, NIRE 23900404875, located at Rodovia BR-116, 7.555, km 04, Bairro Cidade dos Funcionários, Fortaleza, CE, CEP 60.823-105, from “ Commerce of wholesale meat, meat products and other food products — CNAE 4634-6/01” to “WHOLESALE BUSINESS IN FOOD PRODUCTS IN GENERAL — CNAE 4639-7/01; 7.3.5) Enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/238-44, NIRE 43901360380, located at Av. Arthur Oscar, 1,703, Bairro Centro, Serafina Corrêa, RS, CEP 99.250-000, from “Commerce in wholesale meat, meat products and other food products”, to “CNAE 4729-6/99 — RETAIL BUSINESS OF FOOD PRODUCTS IN GENERAL OR SPECIALIZED FOOD PRODUCTS NOT PREVIOUSLY SPECIFIED”; 7.4) CHANGE IN ADDRESS OF BRANCHES: The Board of Directors resolved to authorize the change in the address of the following branches: 7.4.1) Enrolled in the corporate taxpayers’’ register (CNPJ) under number  01.838.723/0130-24, NIRE 42900835260, com activity PREPARATION OF MILK from RUA C, S/N, ALA 2, BAIRRO CENTRO, CEP 89.900-000 - SÃO MIGUEL D’OESTE — SC to RUA ALFREDO BURGIN 749, BAIRRO SANTA RITA, CEP 89.900-000, SÃO MIGUEL D’OESTE — SC; 7.4.2) Enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0093-45, NIRE 51900293447, with its activity as  SLAUGHTER OF POULTRY from RODOVIA BR 163, S/N - KM 587, SETOR INDUSTRIAL, CEP 78.450-000 - NOVA MUTUM-MT to RODOVIA BR 163, S/N - KM 597, SETOR INDUSTRIAL, CEP 78.450-000 - NOVA MUTUM-MT;  7.5) INCLUSION OF CNPJ AND NIRE: The Board of Directors resolved to authorize the inclusion of the corporate taxpayers’ register (CNPJ) under number 01.838.723/232-59 and NIRE 43901360398 with respect to the branch located at Rua Benjamin Constant, 195, sala 302, Bairro Centro, City of Rio Grande, RS, CEP 96.200-090, with its activity as Commerce in Wholesale Beef and Pork and Byproducts; 7.6) WRITING DOWN OF BRANCHES: The Board of Directors resolved to authorize the writing down of the following branches:

Nire	Address	Activity
23900404883	RODOVIA BR 116, KM 04, Nº 7.555, ALA A, BAIRRO CIDADE DOS FUNCIONÁRIOS, CEP 60.823-105, FORTALEZA-CE	Management and Administration of Local Administrative Units

23900404891	RODOVIA BR 116 - KM 04, N° 7.555, SALA 1, BAIRRO CIDADE DOS FUNCIONÁRIOS, CEP 60.823-105, FORTALEZA-CE	Wholesale Commerce of Milk and Dairy Products

3) Other Company matters of an internal nature. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 83 to 85)

NEY ANTONIO FLORES SCHWARTZ

Secretary